News Release

Contacts:	American Century: Laura Kouri, 816-340-4710 or 816-340-7033
Northwestern Mutual: Jean Towell, 1-800-323-7033

AMERICAN CENTURY INVESTMENTS ANNOUNCES AGREEMENT

TO ACQUIRE THE MASON STREET FUNDS

KANSAS CITY, MO. December 14, 2005 — American Century Investments today announced a plan of reorganization that will bring 10 out of 11 Mason Street Funds into the American Century fund family. This move will expand American Century’s fund line-up, particularly in the load area, while allowing Northwestern Mutual, the parent company of Mason Street Advisors, and its affiliates to relinquish retail fund sponsorship and administration responsibilities and allow Mason Street Advisors to continue to focus on its core asset management business.

The planned reorganization, unanimously approved by the boards of the American Century Funds and the Mason Street Funds and now subject to the approval of the Mason Street Funds shareholders, involves 10 of the existing Mason Street Funds merging into new or existing American Century funds. Four of those funds will be co-branded as new American Century-Mason Street products, with Mason Street Advisors serving as sub-advisor.

“American Century is excited to be entering into a strategic business alliance with Mason Street Advisors and Northwestern Mutual,” said William M. Lyons, American Century president and chief executive officer. “The expanded product line resulting from the reorganization underscores our commitment to investors, particularly those who choose to seek the assistance of financial professionals.”

“This transaction highlights the common philosophy of Mason Street Advisors and American Century,” said Mark Doll, president of Mason Street Advisors. “We believe that American Century’s value proposition of financial strength, integrity and investment management expertise is consistent with ours. In addition, this transaction allows us to continue to provide retail access to a number of our key investment disciplines at Mason Street Advisors.”

The plan of reorganization, if approved by the Mason Street Funds shareholders, calls for the Mason Street Funds to be reorganized into the American Century family of funds in the following manner:

1.	Four series of Mason Street Funds (Small Cap Growth, Aggressive Growth, Select Bond and High Yield Bond Funds) will be reorganized into newly created, co-branded American Century-Mason Street funds that will be advised by American Century and sub-advised by Mason Street Advisors. These new funds will have the same investment objectives and policies and the same investment management personnel as their Mason Street Funds predecessors.

2.	Two series of Mason Street Funds (International Equity and Municipal Bond Funds) will be reorganized into newly created American Century Funds to be advised by American Century, with the International Fund continuing to be sub-advised by Templeton Investment Counsel, LLC. These funds will have investment objectives and policies similar to their Mason Street Funds predecessors.

3.	Four series of Mason Street Funds (Index 500, Large Cap Core, Asset Allocation and Growth Stock Funds) will be reorganized into existing American Century funds, which will continue to be advised by American Century.

The six newly-created American Century funds will be load products, expanding the American Century load series to 25 funds.

Northwestern Mutual and Mason Street Funds anticipate that shareholders of the Mason Street Funds will be sent a proxy statement/prospectus detailing terms of the reorganization in early February 2006, and a shareholder meeting to consider and approve the proposed reorganization will be held in March 2006. If approved, the reorganization will be effective on or about March 31, 2006.

Additionally, Northwestern Mutual and Mason Street Advisors advise that this transaction in no way affects Mason Street Advisors’ continued provision of investment management services to the Northwestern Mutual Series Fund, which underlies Northwestern Mutual’s variable annuity and variable life products.

About Mason Street Advisors

Mason Street Advisors, LLC, a wholly-owned company of Northwestern Mutual, is a federally registered investment adviser, providing investment management services to corporate, charitable and retirement accounts and mutual funds. Mason Street Advisors manages over $71 billion is assets and provides investment advisory services to Northwestern Mutual, the Northwestern Mutual Series Fund and affiliates. As of September 30, 2005, the Mason Street Funds had $1.9 billion in assets. For more information on the Mason Street Family of Funds, please visit http://www.masonstreetfunds.com/.

Northwestern Mutual, the nation’s leading provider of individual life insurance according to the American Council of Life Insurers, has always received the highest possible ratings for financial strength from Standard & Poor’s, Moody’s, Fitch, and A. M. Best. In addition to life insurance, the company, its subsidiaries and affiliates are also providers of annuities, mutual funds, long-term care insurance and disability income insurance. These products and services are distributed through the Northwestern Mutual Financial Network and its financial representatives nationwide. For more information, please visit www.nmfn.com.

About American Century

American Century Investments is a leading investment manager with nearly 50 years of experience helping investors achieve their financial goals. Serving financial professionals, institutions, corporations and 1.6 million individual investors, American Century offers a broad array of products across a variety of investment disciplines.

Based in Kansas City, Mo., the company manages more than $100 billion in assets through mutual funds, separate accounts, commingled trusts, sub-advisory accounts and institutional products. James E. Stowers Jr. founded the company in 1958. His son, James E. Stowers III, is chairman and William M. Lyons is president and chief executive officer. For the past six years, American Century, which employs 1,900 people, has been selected as one of FORTUNE Magazine’s 100 Best Companies to Work for in America. For more information about the company, visit www.americancentury.com.

	Mason Street Funds 720 E. Wisconsin Ave. Milwaukee, Wis. 53202 http://www.masonstreetfunds.com/		American Century Investments 4500 Main St. Kansas City, Mo. 64111 http://www.americancentury.com

Founded	1997		1958

Assets Under Management	$1.9 billion	[1]	$100 billion

Employees/Staff of Advisory Company	60		1,900

Total Funds in Family	11		80	+

Planned Reorganization

This illustrates the new alliance to be created as a result of the plan of reorganization between Mason Street Funds and American Century Funds.

Mason Street Fund	Resulting American Century Fund
Small Cap Growth Stock Fund (MSASX)*	American Century-Mason Street Small Cap Growth Fund
Aggressive Growth Stock Fund (MAGAX)*	American Century-Mason Street Mid Cap Growth Fund
Select Bond Fund (MBDAX)*	American Century-Mason Street Select Bond Fund
High Yield Bond Fund (MHYAX)*	American Century-Mason Street High-Yield Bond Fund

International Equity Fund (MEQAX)*	American Century International Value Fund
Municipal Bond Fund (MMBAX)*	American Century Long-Term Tax-Free Fund

Index 500 Stock Fund (MISAX)*	American Century Equity Index Fund (ACIVX)*
Large Cap Core Stock Fund (MSKAX)*	American Century Equity Growth Fund (BEQGX)*
Asset Allocation Fund (MASSX)*	American Century Strategic Allocation: Moderate Fund (TWSMX)*
Growth Stock Fund (MGSAX)*	American Century Select Fund (TWCIX)*

Black:	Funds that will be merged to create new American Century funds to be co-branded and sub-
advised by Mason Street Advisors, LLC.

Blue:	Funds that will be merged to create new series of American Century funds.

Green:	Funds that will be merged into existing American Century funds.

[1]	Mason Street Advisors, which manages the funds, has a total of $70.6 billion of assets under management as of September 30, 2005.

*	Tickers listed for American Century funds are for Investor class shares only. Tickers listed for Mason Street funds are Class A shares only. The fund adoption involved multiple classes of Mason Street and American Century funds, not listed in this table. Questions pertaining to share classes of each fund can be directed to your financial representative or the fund family that administers the fund.

Important Disclosure Information

Before investing, consider a fund’s investment objectives, risks, charges and expenses. Contact 1-800-345-6488 for a prospectus containing this and other important information. Read it carefully.

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc., American Century Investment Trust, American Century Capital Portfolios, Inc., American Century Quantitative Equity Funds, Inc., American Century World Mutual Funds, Inc., American Century Strategic Asset Allocations, Inc., and American Century Municipal Trust will file a proxy statement/prospectus and other relevant documents regarding the reorganization with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED REORGANIZATION, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AND RELATED MATTERS. You will be able to obtain the proxy statement/prospectus and other related documents free of charge at the SEC Web Site (www.sec.gov).

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